Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD REPORTS SECOND QUARTER 2002 RESULTS
(All dollar amounts in U.S. currency)

July 17th, 2002

Highlights

•	El Peñón gold production of 84,000 ounces at a cash cost of $29 per ounce

•	Net income of $11.3 million, or $0.15 per share

•	Gold production of 114,000 ounces at a cash cost of $79 per ounce

•	Unhedged realized gold prices increased 15% to $318 per ounce

•	Higher gold prices increased operating cash flows 36% to $23.6 million, resulting in cash balances rising from $106 million to $125 million

•	On July 3, Meridian completed its acquisition of Brancote Holdings

•	Updated El Peñón exploration results at Vista Norte

•	Meridian is in the midst of drilling four new grass-roots exploration projects

2nd Quarter Results

Meridian Gold, Inc. generated net income of $11.3 million, or $0.15 per share for the quarter. Margins remained strong with a return on sales of 33%. For the second quarter in a row, cash costs remained below $30 per gold ounce at El Peñón.

Operating cash flow accelerated 36% versus the second quarter in 2001 primarily reflecting a 15% increase in the gold price, higher gold production than the prior period, and slightly lower costs. Net cash flow was strong increasing cash balances from $105.7 million to $124.6 million.

For the second quarter, Meridian produced a total of 114,427 ounces of gold at a cash cost of $79 per ounce. Exploration spending of $2.7 million was expensed. As a result of exploration drilling during the quarter, the company further extended the shallow high-grade mineralization at Vista Norte to over 700 meters along strike. In addition, several deeper holes have intersected mineralization displaced to the east by low-angle faults at Vista Norte, consistent with the displacement seen on the Diablada zone at Quebrada Orito. Exploration drilling continues in the Vista Norte zone along strike and at depth.

On April 4th 2002, Meridian Gold, Inc. and Brancote Holdings PLC, signed an agreement to merge. During the quarter all the conditions of the agreement were satisfied. On July 3, having received more than 90% acceptances from Brancote shareholders for the Meridian offer, Meridian declared the offer wholly unconditional. The remaining shares will be converted into Meridian shares on a legally compulsory basis. On July 4, the Brancote Board of Directors tendered their resignations and Meridian appointees were placed on the Board. On July 12, Brancote gave notice that it intends to de-list Brancote ordinary shares from trading on AIM, which is expected to take effect within 20 business days of that date. The conclusion of this transaction positions Meridian to potentially become one of the fastest growing gold companies within the industry, while maintaining cash costs less than $100 per ounce. In addition, Meridian will control two of the most prospective, highest-grade gold districts in Latin America.

Year-to-Date Results

Meridian Gold, Inc. generated net income of $21.6 million, or $0.28 per share year-to-date. Margins remained strong with a return on sales of 33%. Cash costs remained below $30 per gold ounce at El Peñón.

Year-to-date operating cash flows accelerated 27% versus the corresponding period in 2001, which is primarily reflective of a 15% increase in the gold price, higher gold production than the prior period, and slightly lower costs. Year-to date net cash flow increased cash balances by $27.3 million to $124.6 million.

For the first half of 2002, Meridian produced a total of 225,015 ounces of gold at a cash cost of $78 per ounce. Exploration spending of $4.7 million was expensed.

Summary

Brian Kennedy, Meridian’s chief executive officer, summed up the quarter as follows: “Again this quarter, El Peñón was probably one of the lowest cost mines in the world producing gold for $29 per ounce. In addition, we have continued to find more high-grade gold mineralization at El Peñón, which provides us confidence that this mine will continue for many years to provide the Company a solid foundation for growth. On July 4, we closed the Brancote transaction, which we believe opens up the next chapter in the Meridian story. The geologic similarities of Brancote’s Esquel property to El Peñón gives us confidence that Meridian’s production rate will increase 75% over the next two years and gold reserves and resources will continue to increase as a result of exploration. We are excited to start our exploration program at Esquel in September following the snow-melt. The full feasibility study is already under way, with Fluor-Signet and will be completed by year-end. Fluor-Signet successfully completed the engineering and design of the El Peñón project.”

Exploration Report

El Peñón

Continued exploration drilling has been focused at Vista Norte, to complete work before mining activities immediately to the west on the northern end of Quebrada Orito become disruptive. The Vista Norte zone has been extended along strike from 500 meters reported in the first quarter to over 700 meters in length. The average true width of the zone remains about 2 meters with approximate average grades of 14 g/tonne gold and 148 g/tonne silver. Some of the better holes were drilled at the end of the quarter and are shown in the table below:

Hole	From	To	Intercept	Approx True	Gold	Silver

	(m)	(m)	(m)	Width (m)	(g/tonne)	(g/tonne)

PC264	85	87	2	1.8	13.8	158

PC265	76	79	3	2.5	49.5	256

PC266	114	116	2	1.4	146.3	653

PC267	177	178	1	0.7	6.4	224

PC268	163	165	2	1.3	171.7	705

PC269	175	179	4	2.3	14.9	998

PC270	Waiting Assays

PC271	50	55	5	2.6	46.0	614

PC272	142	143	1	0.5	16.7	55

PC274	48	50	2	1.0	21.0	138

         Low-angle faults have displaced the deeper mineralization at Vista Norte. Drilling in most of the upper mineralization has been completed on a 30-meter grid.

         Ten deeper drill holes have intersected a continuous lower mineralized level at Vista Norte about 200 meters beneath the surface. These holes are shown below:

Hole	From	To	Intercept	Approx True	Gold	Silver

	(m)	(m)	(m)	Width (m)	(g/tonne)	(g/tonne)

PC156	216	229	13	10.6	16.0	167

	288	292	4	3.3	6.4	194

PC160	208	211	3	2.5	16.9	40

	537	240	3	2.5	14.4	88

PC169	343	346	3	2.3	24.0	53

PC201	313	317	4	2.0	23.5	48

	322	325	3	1.4	41.0	1,109

PC214	275	277	2	1.5	44.3	118

PC216	262	263	1	0.5	8.6	46

PC225	336	342	6	3.9	8.3	54

PC237	283	287	4	2.5	7.1	81

PC273	263	281	18	8.5	4.5	163

PC274	48	50	2	1.0	21.0	138

PC275	286	295	9	4.2	4.7	67

This deeper mineralization extends along strike for at least 200 meters, has a vertical extent of at least 100m and remains open along strike and at depth. The drilling planned for this deeper block towards the south will be complemented from underground later this year, as access from the Orito Norte drift will allow for more effective drilling.

Based on the drilling completed in the Vista Norte zone this year, Meridian expects these newly discovered ounces to have the potential to replace 2002 production.

Other Drill Projects

In Mexico, Meridian completed a first-pass drilling program and additional drilling is planned later this year.

At the Machacala property in Peru, detailed surface evaluation for targeting the initial drilling was completed. Forty three holes totaling about 7,000 meters of combined reverse-circulation and diamond drilling are planned. Drilling started in early July.

At the Los Pircos property in Peru, the rest of the surface access road was completed and diamond drilling started at the beginning of July.

At the Rossi project on the Carlin Trend, Barrick is planning drilling to commence early in the third quarter.

Management’s Discussion and Analysis

The following discussion is limited to matters that, in the opinion of the Company, are material.

2nd Quarter 2002 versus 2nd Quarter 2001

Meridian reported net income of $11.3 million for the second quarter of 2002, or $0.15 per share, an increase of 7% from the second quarter of last year. Sales revenue increased 23% over the prior year reflecting higher realized gold prices (15%) and the increased production (8%). The average realized gold price was $318 per ounce versus $277 per ounce in the prior year’s comparable period.

Of the quarterly production of 114,427 ounces of gold, 112,894 ounces were sold and realized in the financial statements. Gold ounces sold were 9% higher than the prior year reflecting increased production at both El Peñón and Jerritt Canyon.

Operating margins improved significantly to 44% versus 33% realized in the second quarter of the prior year primarily reflecting higher gold prices.

The Company reported a $4.3 million tax expense for the second quarter of 2002. No tax expense for the corresponding quarter of 2001 was reported due to the utilization of available losses. In accordance with FAS 109 regarding intraperiod tax allocation, the company has reflected a 19.2% tax rate on all Chilean and Barbados income during the quarter.

Year to Date 2002 versus Year to Date 2001

Higher revenues for the first half of the year, of $65.4 million versus $54.0 million for the same period last year, reflect increased production at El Peñón (171,752 ounces in 2002 versus 150,497 in 2001), and a higher realized gold price ($306 per ounce in 2002 versus $276 per ounce in 2001). For the six months ended June 30, cash costs per ounce decreased 11% to $78 from $88 last year largely due to higher production and grades at El Peñón. Total production costs per ounce decreased 12% this year over last from $145 to $128 this year. Net income for the period of $21.6 million is higher than $16.4 million for the same period last year due mainly to higher gold production, improved gold prices and lower cash costs. Cash provided by operating activities for the six months ended June 30, 2002, of $36.5 million, versus $28.8 million for the same period the prior year, is higher due to increased net income.

Meridian reported a $7.1 million tax expense in 2002, compared to $2.8 million for the corresponding period of 2001. This increase is represented by the tax provision of 19.2% on all Chilean and Barbados income, as well as the utilization of available tax losses.

Liquidity and Capital Resources

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $23.6 million in the second quarter of 2002, 36% higher than $17.3 million in the second quarter of 2001 primarily reflecting higher gold prices, higher gold production, and reduced costs. At June 30, 2002, cash and cash equivalents totaled $124.6 million, versus $78.8 million as of June 30, 2001, a 58% increase. Capital expenditures for the second quarter were $5.1 million as a result of underground development at both El Peñón and Jerritt Canyon, slightly lower than the second quarter of last year.

Expected cash requirements for operations for 2002 include approximately $15 million for planned capital expenditures primarily directed toward additional underground development of the El Peñón and Jerritt Canyon mines. Underground development at the El Peñón mine of $12 million includes driving a drift to the newly discovered Diablada zone. Exploration spending in 2002 is expected to be approximately $12 million. The Company will fund all of these requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Peñón

During the second quarter, the mine produced 83,854 ounces of gold and 1.4 million ounces of silver at a cash cost of $29 per gold ounce versus 78,225 ounces of gold and 1.1 million ounces of silver at a cash cost of $42 per gold ounce in the prior second quarter. Total production costs including depreciation, depletion, amortization, and reclamation were $73 per gold ounce. For the tenth consecutive quarter, the mill processed ore at excellent throughput and recovery rates. The second quarter average mill grade was 15.7 g/tonne gold and 278 g/tonne silver versus 14.7 g/tonne gold and 226 g/tonne silver in the second quarter of 2001. The higher grades for this quarter are a result of better grades than anticipated in the mine plan and reduced dilution. Gold recovery remained level at 95%, slightly higher than the 94% recovery in the second quarter of last year. Silver recoveries improved to 90% from 88% for the corresponding timeframe. These increased recoveries were as a result of continued improvements in the processing circuit.

Jerritt Canyon

During the second quarter, Meridian’s share (30%) of Jerritt Canyon production was 28,240 ounces of gold at a cash cost of $229 per gold ounce versus cash costs of $212 per gold ounce for the second quarter of last year. While cash costs have declined significantly from the first quarter of this year, cash costs increased versus the second quarter of last year as a result of lower recoveries and slightly higher mining costs as a result of spring run-off, which more than offset the improved grades.

Beartrack

For the second quarter, Beartrack produced 2,333 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Residual production from rinsing of the pad should continue to produce recoverable gold over the next two quarters on a declining basis.

Outlook

For 2002, Meridian expects to produce about 320,000 ounces of gold from El Peñón at a cash cost of less than $50 per ounce; and 100,000 ounces from Jerritt Canyon at a cash cost of $225 per ounce. During the third quarter, the acquisition costs for the Brancote transaction will be reflected in the financial statements. Both the newly issued share capital of 21.9 million shares issued at a fair value of approximately $300 million and transaction costs of approximately $10 million will be recorded as long-term assets on the balance sheet.

2nd Quarter Conference Call

Meridian is hosting a simultaneous live webcast of its conference call on Wednesday, July 17, 2002, at 5:00 PM ET through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to logon to the webcast.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce sold at spot prices, not the quantity of ounces produced. Meridian Gold Inc.’s 75.9 million common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG). Following the final completion of the Brancote transaction, Meridian will have issued an additional 21.9 million shares, for a total of 97.8 million shares.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A “Qualified Person”, as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com

Meridian Gold Inc.
Consolidated Condensed Statement of Operations
(Unaudited and in US$ millions, except per share data)

	Three Months		Six Months
	Ended June 30		Ended June 30

	2002	2001	2002	2001

Sales	34.3	27.8	65.4	54.0

Costs and Expenses Cost of Sales	8.6	8.4	17.4	17.2

Depreciation, depletion & amortization	5.5	6.1	10.9	11.2

Reclamation	0.2	0.2	0.4	0.4

Exploration costs	2.7	2.6	4.7	6.1

Selling, general and administrative	1.8	1.6	3.5	2.9

Other expenses/(income)	0.4	(0.2)	0.7	(0.1)

Total costs and expenses	19.2	18.7	37.6	37.7

Operating income	15.1	9.1	27.8	16.3

Interest income	0.5	0.7	0.9	0.9

Gain on Sale of Fixed Assets	—	0.2	—	2.0

Tax Benefit (expense)	(4.3)	—	(7.1)	(2.8)

Net income	11.3	10.0	21.6	16.4

Income per common share basic	0.15	0.14	0.28	0.22

Income per common share fully diluted	0.15	0.13	0.28	0.22

Number of common shares used in earnings per share computations (millions)-Basic	75.9	74.4	75.9	74.4

Number of common shares used in earnings per share computations (millions)-Fully Diluted	77.7	75.6	77.7	75.6

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Operating Data (Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2002	2001	2002	2001

El Peñón Mine

Gold Production	83,854	78,225	171,752	150,497

Silver Production	1,416,514	1,121,003	2,873,391	2,107,799

Tonnes ore mined (thousands)	146	177	308	355

Mill tonnes processed (thousands)	175	176	344	358

Avg. mill gold ore grade (grams/tonne)	15.7	14.7	16.4	13.9

Avg. mill silver ore grade (grams/tonne)	278	226	287	207

Mill gold recovery	95%	94%	95%	94%

Mill silver recovery	90%	88%	91%	88%

Cash cost of production/ ounce	$29	$42	$26	$48

Total production cost/ ounce	$73	$101	$71	$104

Jerritt Canyon Joint Venture

Gold production (Meridian Gold’s 30% share)	28,240	24,871	48,467	48,221

Tonnes ore mined (100%, thousands)	268	195	486	387

Mill tonnes processed (100%, thousands)	340	325	608	662

Avg. mill ore grade (grams/tonne)	9.9	8.9	9.5	8.5

Mill recovery	87%	89%	87%	89%

Cash cost of production/ ounce	$229	$212	$262	$213

Total production cost/ ounce	$295	$276	$332	$276

Beartrack Mine

Gold production — heap leach	2,333	2,978	4,796	8,626

Company Totals

Ounces of gold produced	114,427	106,074	225,015	207,344

Ounces of gold sold	112,894	103,897	222,256	205,215

Avg. realized price/ ounce	$318	$277	$306	$276

Cash cost of production/ ounce	$79	$83	$78	$88

Total cost of production/ ounce	$129	$143	$128	$145

Note: Cash and total cost per gold ounce are net of silver by-product credits

Meridian Gold Inc.
Consolidated Condensed Balance Sheets
(Unaudited and in US$ millions)

	June 30	December 31
	2002	2001

Assets

Current Assets

Cash and cash equivalents	$124.6	$97.3

Trade & other receivables	3.7	1.7

Inventories	6.5	7.3

Deferred tax asset	7.3	14.9

Other current assets	1.9	1.5

Total current assets	$144.0	$122.7

Property, plant and equipment, net	90.8	93.5

Other assets	3.3	1.3

Total Assets	$238.1	$217.5

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable, trade & other	7.5	5.2

Accrued and other liabilities	16.2	22.8

Total current liabilities	$23.7	$28.0

Deferred tax liability	8.7	6.5

Other long-term liabilities	35.2	35.8

Shareholders’ equity	170.5	147.2

Total liabilities and shareholders’ equity	$238.1	$217.5

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Quarterly Comparative Statements of Retained Earnings
(Unaudited and in US$ millions)

	June 30	December 31
	2002	2001

Retained earnings at the beginning of period	$66.7	$28.0

Net Income	$21.6	$38.7

Retained earnings at the end of period	$88.3	$66.7

Meridian Gold Inc.
Consolidated Condensed Statement of Cash Flows
(Unaudited and in US$ millions)

	Three Months		Six Months
	Ended June 30		Ended June 30

	2002	2001	2002	2001

Net Income (loss)	$11.3	$10.0	$21.6	$16.3

Provision for depreciation, depletion and amortization	5.5	6.1	10.9	11.2

Gain on sale of assets	—	(0.2)	—	(2.0)

Stock compensation expense	0.5	0.3	1.0	0.6

Changes in current assets and liabilities, net	4.8	1.9	1.8	(1.4)

Changes in long-term assets and liabilities, net	1.5	(0.8)	1.2	4.1

Net cash provided by operating activities	23.6	17.3	36.5	28.8

Cash flow from investing activities

Capital spending	(5.1)	(5.6)	(9.9)	(8.4)

Proceeds from sale of assets	—	0.2	—	2.0

Net cash used in investing activities	(5.1)	(5.4)	(9.9)	(6.4)

Cash flow from financing activities

Repayment of long-term borrowings	—	(6.6)	—	(8.5)

Proceeds from sale of common stock	0.4	1.3	0.7	1.7

Net cash used in financing activities	0.4	(5.3)	0.7	(6.8)

Increase in cash and cash equivalents	18.9	6.6	27.3	15.6

Cash and cash equivalents, beginning of period	105.7	72.2	97.3	63.2

Cash and cash equivalents, end of period	$124.6	$78.8	$124.6	$78.8

Meridian Gold, Inc.

Notes to Consolidated Condensed Interim Financial Statements

1.	Basis of Presentation

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2001 as certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Hedging

During the second quarter, the company recognized $485,000 in sales of deferred revenue on closed gold hedge contracts in the accompanying Consolidated Statement of Operations. This hedging was required by loan agreements.

3.	Recognition of deferred tax credit from IMDI acquisition

As of December 31, 2001, the company had a net deferred tax credit of $8.4 million. This entire credit is being recognized in the FAS 109 tax provision for 2002. This results in an effective tax rate of 19.2% on Chilean and Barbados income, and an overall effective tax rate on book earnings of 26.5%. In accordance with FAS 109 concerning intraperiod tax allocations, the Company will record tax expense based on these expected rates throughout the year.

4.	Subsequent Events:

On July 3, 2002, the Company announced their declaration to a wholly unconditional share purchase offer for Brancote Holdings Plc., a London listed company on the AIM. Under the terms of the agreement, the Company will purchase all the outstanding shares of Brancote Holdings Plc in a share for share exchange wherein each shareholder of record of Brancote Holdings Plc will receive .1886 common shares of Meridian Gold Inc. For further information please see Meridian’s F-4 filing with the SEC on April 19, 2002. It is proposed that the business combination of Meridian and Brancote will be accounted for under the purchase method of accounting. The fair value of the consideration given by Meridian will be allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the time of purchase. Excess consideration paid will be allocated to under-developed mineral properties pending a final valuation by an independent third party.